Lowenstein Sandler PC
                              65 Livingston Avenue
                           Roseland, New Jersey 07068
                                 (973) 422-6714


September 11, 2006


VIA EDGAR AND FACSIMILE: (202) 772-9203

Michael Pressman, Esq.
Special Counsel, Office of Mergers
  And Acquisitions
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Re:    Delcath Systems, Inc. ("Delcath")
       Additional Soliciting Materials by Laddcap Value Partners LP ("Laddcap") File No. 5-60851

Dear Mr. Pressman:

This letter is written in response to the staff's comment letter dated September 8, 2006 with respect to the captioned filing. I have set forth the staff's comment followed by the response of Laddcap Value Partners LP.

1. SEC Comment. It has come to the staff's attention that in your September 6, 2006 conference call Mr. Foltz made statements relating to Laddcap's success in its consent solicitation. Please be advised that such statements may implicate Note (d) of Rule 14a-9, which prohibits claims made prior to a meeting regarding results of a solicitation.

     Response. The staff's comment is acknowledged. Laddcap understands that Rule 14a-9 Note (d) precludes making claims prior to a meeting regarding results of a solicitation. Laddcap confirms that it will not make future statements in contravention of the aforementioned rule.

Should you have any questions with respect to the foregoing, please contact the undersigned, Robert G. Minion, Esq. (973) 597-2424 or Jeffrey M. Shapiro, Esq.
(973) 597-2470 at your earliest convenience.


Very truly yours,

/s/ Richard Bernstein
-------------------------
    Richard Bernstein
    Associate